SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)

ANIXA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03528H109

(CUSIP Number)

Amit Kumar

c/o Anixa Biosciences, Inc.

3150 Almaden Expressway, Suite 250

San Jose, CA 90025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

----------------------

   1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45069V203

         13D/A

1.

NAME OF REPORTING PERSONS

(ENTITIES ONLY)

            Amit Kumar

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) [ ]

(b) [ ]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS*

              OO

5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

2(d) OR 2(e) [ ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF     7.  SOLE VOTING POWER

SHARES

BENEFICIALLY

     3,198,6671

OWNED BY      8.  SHARED VOTING POWER

EACH

REPORTING                            -0-

PERSON WITH    9.  SOLE DISPOSITIVE POWER

      1,698,6672

          10. SHARED DISPOSITIVE POWER

                                                 -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,198,667 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.8%

14. TYPE OF REPORTING PERSON *

1 Consists of (i) 150,000 shares of common stock, (ii) 1,546,667 shares of common stock underlying options that are exercisable within 60 days of the date hereof, (iii) 1,500,000 unvested shares of common stock issued pursuant to a restricted stock award over which Dr. Kumar currently has the right to vote subject to forfeiture in the future, and (iv) 2,000 shares of common stock underlying warrants that are exercisable within 60 days of the date hereof.

 2 Consists of (i) 150,000 shares of common stock, (ii) 1,546,667 shares of common stock underlying options that are exercisable within 60 days of the date hereof and (iii) 2,000 shares of common stock underlying warrants that are exercisable within 60 days of the date hereof

              IN

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Common Stock”), of Anixa Biosciences, Inc. (the “Company”). The principal executive office of the Company is located at 3150 Almaden Expressway, Suite 250, San Jose, CA 95118.

All information contained in this Schedule 13D/A is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Schedule 13D/A.

Item 2.  Identity and Background.

(a)

This statement is being filed by Dr. Amit Kumar (the “Reporting Person”).

(b)

 The principal business address of the Reporting Person is 3150 Almaden Expressway, Suite 250, San Jose, CA 95118.

(c)

The Reporting Person is President, Chief Executive Officer and Chairman of the Board of Directors of the Company.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Reference is made to that certain Current Report on Form 8-K filed by the Company on May 14, 2018 (the “May 8-K”).  As disclosed in the May 8-K, on May 8, 2018, the compensation committee of the Board of Directors of the Company approved the following for the stock-based compensation of Dr. Amit Kumar. Dr. Kumar will receive two stock option grants and a restricted stock award pursuant to the Anixa Biosciences, Inc. 2018 Share Incentive Plan (the “Plan”). The stock option grants are to purchase 600,000 shares of Common Stock (such option grant, the “Time Based Option Grant”) and 1,500,000 shares of Common Stock (such option grant, the “Performance Based Option Grant”), respectively, at an exercise price of $3.70 (the closing price of the Common Stock on the Nasdaq Capital Market on May 8, 2018). The Time Based Option Grant has a 10 year term and vests on a monthly basis over three years beginning on May 31, 2018. If Dr. Kumar is terminated other than for cause within 12 months following a change of control, the Time Based Option Grant will automatically vest in its entirety and Dr. Kumar will have 90 days to exercise such grant. If Dr. Kumar’s employment is terminated other than for cause unrelated to a change of control, for cause, or he retires or otherwise resigns, the Time Based Option Grant will cease vesting and Dr. Kumar will have 90 days to exercise the vested portion of such grant. The Performance Based Option Grant has a 10 year term and vests as follows: (i) 500,000 shares vest if during any 20 trading day period on or before May 31, 2021, the average closing stock price of the Common Stock is at least $5.00, (ii) 500,000 shares vest if during any 20 trading day period on or before May 31, 2021, the average closing stock price of the Common Stock is at least $7.00, and (iii) 500,000 shares vest if during any 20 trading day period on or before May 31, 2021, the average closing stock price of the Common Stock is at least $8.00. If Dr. Kumar’s employment is terminated or he resigns, the Performance Based Option Grant will cease vesting and Dr. Kumar will have 90 days to exercise the vested portion of such grant. Dr. Kumar also received a restricted stock award (the “RSA”) of 1,500,000 shares of Common Stock.

 The RSA vests in its entirety if during any 20 trading day period on or before May 31, 2021 in which Dr. Kumar is employed by the Company, the average closing stock price of the Common Stock is at least $11.00. Dr. Kumar has voting control over the 1,500,000 shares of Common Stock unless and until such time as the RSA is forfeited. The vesting of a portion of the Time Based Option Grant and the granting of the RSA (which were granted for no consideration) caused the Reporting Person’s beneficial ownership to materially increase from the Reporting Person’s ownership as of the date of filing of the previous Schedule 13D/A.

Item 4. Purpose of Transaction.

The Reporting Person does not currently have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)

As of January 8, 2019, the Reporting Person beneficially owns 3,198,667 shares of Common Stock consisting of 150,000 shares of common stock, (ii) 1,546,667 shares of common stock underlying options that are exercisable within 60 days of the date hereof, (iii) 1,500,000 unvested shares of common stock issued pursuant to a restricted stock award over which Dr. Kumar currently has the right to vote subject to forfeiture in the future, and (iv) 2,000 shares of common stock underlying warrants that are exercisable within 60 days of the date hereof. These shares, in the aggregate, represent 15.8% of the shares of the Company.

(b)

The number of shares of Common Stock over which the Reporting Person has the power to vote and the power to dispose is as follows:

1. Sole power to vote or to direct vote: 3,198,667

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the disposition: 1,698,667

4. Shared power to dispose or to direct the disposition -0-

(c)

Except as described in Item 3 of this Statement, there have been no transactions effected with respect to the Securities within the past 60 days of the date hereof by the Reporting Person.

(d)

No person(s) other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2019

/s/ Dr. Amit Kumar

Dr. Amit Kumar